Fomento Económico Mexicano, S.A.B. de C.V.

Ave. General Anaya 601 Pte., Col. Bella Vista

64410 Monterrey, N.L. Mexico

July 20, 2015

VIA EDGAR TRANSMISSION

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mexican Economic Development, Inc. Form 20-F for the Year Ended December 31, 2014

Filed April 21, 2015

File No. 001-35934

Dear Ms. Jenkins:

By letter dated July 6, 2015 (the “Comment Letter”), the Securities and Exchange Commission (the “SEC”) provided comments on the annual report on Form 20-F for the fiscal year ended December 31, 2014, as filed on April 21, 2015 by Fomento Económico Mexicano, S.A.B. de C.V. (the “Company”). We submit today herewith, via EDGAR transmission, responses to the SEC’s comments.

For your convenience, we have reproduced the SEC’s comments in bold below and have provided the Company’s responses immediately below each comment.

Form 20-F for the Year Ended December 31, 2014

Audited Consolidated Financial Statements of Fomento Economico Mexicano, S.A.B. de C.V.

Note 10. Investments in Associates and Joint Ventures, page F-43

1.	We note from the disclosure included on page F-44 and elsewhere in your filing that from the date of your acquisition of a 51% investment in CCFPI through December 31, 2014, the results of CCFPI have been recognized by Coca-Cola FEMSA using the equity method of accounting. We also note that your use of the equity method is based on the following factors: (i) during the initial four-year period from the acquisition date, some relevant activities require joint approval between Coca-Cola FEMSA and The Coca-Cola Company; and (ii) the potential voting rights to acquire the remaining 49% of CCFPI provided by the put right obtained in the acquisition are not probable to be executed in the foreseeable future due to the fact that the call option is out of the money at both December 31, 2014 and 2013. Please tell us and revise the notes to your financial statements in future

Ms. Tia Jenkins, page 2

filings to explain in further detail the nature of the activities that require joint approval between Coca-Cola FEMSA and The Coca-Cola Company during the initial four-year period following your acquisition of the 51% interest in this entity. Also, please explain in further detail why you believe the joint approval of these activities results in a lack of control over CCFPI and the resultant need for consolidation of this entity pursuant to IFRS 10, when it appears that you have majority voting control over this entity as a result of your 51% interest. Please provide your proposed disclosures as part of your response.

In response to the SEC’s comments, below please find the reasons why we used the equity method to recognize the effects on financial position and comprehensive income of CCFPI and our proposed disclosure for future filings:

(i)	CCFPI’s board of directors consists of four members appointed by Coca-Cola FEMSA and three members appointed by The Coca-Cola Company. For the approval of certain decisions including those related with the organic growth of the business of CCFPI, CCFPI requires the approval of the majority of its board of directors, including the affirmative vote of at least one of The Coca-Cola Company’s directors, which effectively gives The Coca-Cola Company a veto power over these decisions. These decisions relate to, among other things, CCFPI’s ability to pay dividends, to issue or redeem capital stock, to enter into certain agreements, or to change the nature of its business. In addition, joint approval of both Coca-Cola FEMSA and The Coca-Cola Company is currently required for the approval of CCFPI’s annual business plan, which is the key document pursuant to which CCFPI’s business is operated and which includes, among others: (a) main commercial and operating strategies, such as capital expenditures and incurrence of debt, (b) the annual budget and (c) investment plans.[1]
(ii)	Taking into consideration (a) the definition of ‘control’ established in IFRS 10 paragraph 7, which states that an investor controls an investee if and only if the investor has all of the following characteristics: (1) power over the investee, (2) exposure or rights to variable returns from its involvement with the investee, and (3) the ability to use its power over the investee to affect the amount of the investor’s returns; and (b) that the relevant activities mentioned in (i) above are consistent with an example of relevant activities necessary to have power over an investee stated in IFRS 10.B.12 (which specifically includes the establishment of operating and capital budgets), we believe that we do not have control over CCFPI, notwithstanding our voting interest, since we do not unilaterally have the power to direct the relevant activities that are important to the operation and control of CCFPI’s business and the return on investment for both Coca-Cola FEMSA and The Coca-Cola Company, without the joint approval of The Coca-Cola Company.
(iii)	In future filings we will clarify our disclosure to make reference to this relevant activity so that a reader of our consolidated financial statements may understand the reason why Coca-Cola FEMSA uses the equity method to recognize the effects on financial position and comprehensive income of CCFPI, as follows: “Although Coca-Cola FEMSA currently owns 51% of CCFPI, when considering (i) the terms of the shareholders

1 See Section 4.1. of the shareholders agreement dated as of January 25,2013 by and among Coca-Cola FEMSA and The Coca-Cola Company incorporated by reference to Exhibit 4.27 of Coca-Cola FEMSA’s Annual Report on Form 20-F filed on March 15, 2013.

Ms. Tia Jenkins, page 3

agreements (specifically the joint approval of both Coca-Cola FEMSA and The Coca-Cola Company required to approve CCFPI’s annual business plan, which is the key document pursuant to which CCFPI’s business is operated); and (ii) potential voting rights to acquire the remaining 49% of CCFPI are not probable to be executed in the foreseeable future if the call option remains “out of the money”, we conclude that Coca-Cola FEMSA did not control CCFPI during any of the periods presented in our consolidated financial statements.”

Note 12. Intangible Assets, page F-50

Sensitivity to Changes in Assumptions, page F-54

2.	We note from your disclosure on page F-54 that Coca-Cola FEMSA performed an additional impairment sensitivity calculation, taking into account an adverse change in post-tax change in Weighted Average Cost of Capital, according to the country risk premium, using for each country the relative standard deviation between equity and sovereign bonds and an additional sensitivity to the volume of 100 basis points, except for Costa Rica, and concluded that no impairment would be recorded. Please explain why Costa Rica was excluded from the additional sensitivity analysis using 100 basis points consistent with the other countries and indicate whether an impairment charge with respect to Costa Rica’s goodwill and distribution rights would have been required had its indefinite-lived intangible assets been subject to the 100-basis-point sensitivity analysis used for the other countries.

In response to the SEC’s comments, the following discussion explains why the 100-basis-point sensitivity analysis was not applied to Costa Rica:

Coca-Cola FEMSA’s Costa Rican subsidiary was included in the sensitivity analysis using 60-basis-points because Costa Rica, unlike other markets, has been implementing a lower pricing strategy to foster growth in per-capita consumption. This strategy, while improving affordability has been negatively affecting profitability in absolute terms and will continue to do so in the short term. Therefore, we decided to perform the 60-basis-point sensitivity analysis given this lower pricing strategy in order to avoid affecting the results misleadingly. If we had performed the sensitivity analysis using 100-basis-points in Costa Rica, it would have resulted in an impact on the value of the sensitivity; however, Coca-Cola FEMSA’s Costa Rican subsidiary would have continued passing the impairment test with 1.5x.

Note 23. Earnings per Share, page F-88

3.	Please tell us and revise Note 23 to clearly explain how net income attributable to the controlling interest is allocated between the Series B and Series D shares for purposes of your earnings per share computations. Please provide your proposed disclosures as part of your response.

Ms. Tia Jenkins, page 4

In response to the Staff’s comment, the following discussion explains how net income attributable to the controlling interest is allocated between Series “B” and Series “D” shares for purposes of our earnings per share computations:

Net income attributable to the controlling interest is allocated by computing an allocation of earnings percentage based on the weighted average amount of shares outstanding at the end of the year (see Note 22.1); and considering the dividend rights granted to each of series “B” or “D”. The non-cumulative premium dividend to be paid to series “B” shareholders will be 100% and to series “D” shareholders will be 125% of any dividend paid to series “B” shareholders.

	Series “B”	Series “D”
Shares outstanding	9,246.42	8,644.71
Dividend rights per series	100%	125%
Shares outstanding, as adjusted to reflect dividend rights	9,246.42	10,805.89
Allocation of earnings, weighted	46.11%	53.89%

The following would be the form of our disclosure (adding 2015 and removing 2012) in the next filing on Form 20-F as part of our Notes to the Consolidated Financial Statements for the year ended December 31, 2015 and including similar disclosure for prior periods presented:

	2014		2013		2012
	Per Series “B” Shares	Per Series “D” Shares	Per Series “B” Shares	Per Series “D” Shares	Per Series “B” Shares	Per Series “D” Shares
Shares expressed in millions:
Weighted average number of shares for basic earnings per share	9,240.54	8,621.18	9,238.69	8,613.80	9,237.49	8,609.00
Effect of dilution associated with non-vested shares for share based payment plans	5.88	23.53	7.73	30.91	8.93	35.71
Weighted average number of shares adjusted for the effect of dilution (Shares outstanding)	9,246.42	8,644.71	9,246.42	8,644.71	9,246.42	8,644.71
Dividend rights per series (see note 22.1)	100%	125%	100%	125%	100%	125%
Weighted average number of shares further adjusted to reflect dividend rights	9,246.42	10,805.89	9,246.42	10,805.89	9,246.42	10,805.89
Allocation of earnings, weighted	46.11%	53.89%	46.11%	53.89%	46.11%	53.89%
Net Controlling Interest Income Allocated	$ 7,701.08	$ 8,999.92	$ 7,341.74	$ 8,579.98	$ 9,548.21	$ 11,158.58

********

Ms. Tia Jenkins, page 5

Also, as requested by the Staff, the Company acknowledges that:

▪  it is responsible for the adequacy and accuracy of the disclosure in its filings;

▪  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

▪  The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your consideration of the Company’s response. If you or any other member of the Staff has any further questions or comments concerning the response, or if you require additional information, please do not hesitate to contact Duane McLaughlin at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000.

Very truly yours,

            /s/ Daniel Alberto Rodríguez Cofré

Mr. Daniel Alberto Rodríguez Cofré

Chief Financial Officer

Fomento Económico Mexicano, S.A.B. de C.V.

cc:

Carlos Eduardo Aldrete Ancira

Fomento Económico Mexicano, S.A.B. de C.V.

Duane McLaughlin

Cleary Gottlieb Steen & Hamilton LLP